Exhibit 99.1

DouYu International Holdings Limited Filed Its Annual Report on Form 20-F

WUHAN, China, April 29, 2024 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that it has filed its annual report containing its audited consolidated financial statements for the fiscal year ended December 31, 2023 on Form 20-F with the Securities and Exchange Commission (the "SEC") on April 29, 2024 Eastern Time.

The annual report can be accessed on DouYu's investor relations website at http://ir.douyu.com and on the SEC's website at http://www.sec.gov. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@douyu.tv.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com/.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Tel: +86 (10) 6508-0677